Exhibit 21.1

3D Systems Corporation
List of Subsidiaries at December 31, 2005

The following table sets forth the name and state or other jurisdiction of incorporation of our subsidiaries. Except as otherwise indicated, each subsidiary is owned, directly or indirectly, by us.

Name	Jurisdiction of Incorporation
3D Canada Company	Canada
3D Holdings, LLC	Delaware
3D Systems S.A.	Switzerland
3D Systems, Inc.	California
3D Systems Europe Ltd.	United Kingdom
3D Systems GmbH	Germany
3D Systems France SARL	France
3D Systems Italia S.r.l.	Italy
3D Capital Corporation	California
3D Systems Asia Pacific, Ltd.	California
3D European Holdings Ltd.	United Kingdom
3D Systems Solid Imaging S.A.	Spain
OptoForm LLC*	Delaware
3D Systems Japan K.K.	Japan

*                    We directly or indirectly own 60% of the outstanding interests.